RHM

RHM plc
Chapel House
Liston Road
Marlow, Buckinghamshire
SL7 1TJ England

Telephone +44 (0)1628 478484
Facsimile +44 (0)1628 478404

www.rhm.com

06012878

26 April 2006

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
APR 28 2006
WASH. D.C.
185

Re: RHM plc, Rule 12g3-2(b) Exemption, File No. 82-34951

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of RHM plc, Rule 12g3-2(b) File No. 82-34951, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

Simon Wilbraham
Deputy Company Secretary

PROCESSED
MAY 02 2006
THOMSON
FINANCIAL

Better foods for a better life

Appendix

1. Interim Report for the 26 weeks to 30 October 2006
2. Annual Return made up to 1 March 2006
3. Regulatory Announcement 6 January 2006
4. Regulatory Announcement 11 January 2006
5. Regulatory Announcement 18 January 2006
6. Regulatory Announcement 26 January 2006
7. Regulatory Announcement 13 February 2006
8. Regulatory Announcement 13 March 2006
9. Regulatory Announcement 23 March 2006
10. Regulatory Announcement 12 April 2006
11. Regulatory Announcement 24 April 2006

RHM

Better foods for a better life

Interim Report 2006

Issuer: RHM plc
File No. 82-34951


aah!
RESULTS

Hovis unveils another first: "Hovis Invisible Crust"


HOVIS
SOMETHING GOOD INSIDE
NEW
invisible


NEW
aah! BISTO
Beef
Heat & Pour Gravy
COOKING SAUCE
Sharwood's
Black Bean
PAXO
NEW
Sage and Onion
Stuffing
perfect for all roasts
ROBERTSON'S
GOLDEN SHRED
THE WORLD'S BEST MARMALADE
ROBERTSON'S
JAM

Cadbury's mini rolls – the nation's favourite cake snack


Cadbury
mini rolls

[redacted]

Divisional overview

Bread Bakeries

Bread Bakeries is the largest vertically integrated baker and flour miller in the UK. It is the home of the UK's favourite bread, Hovis, plus other famous brands including Granary, Mother's Pride, Nimble and Ormeau. We supply around one third of the UK's daily bread, delivering millions of fresh loaves and rolls to over 9,000 supermarkets and small independent stores nationwide every day. We also produce frozen part-baked bread for sale in the UK and France and over 850 other varieties of product, including crumpets, fruit buns, croissants, rolls, scones, muffins and scotch pancakes. Our mills produce over a million tonnes of flour every year, with more than half being used within RHM. We produce over 220 different types of flour for external customers in both bulk and bagged form, marketed in part under the Hovis, Granary, Elephant Atta and Fassal brands.



Culinary Brands

Culinary Brands is home to some of the UK's best loved and most recognisable grocery brands, including Bisto gravy, Sharwood's Asian sauces, Robertson's jam, Golden Shred marmalade, Frank Cooper's preserves, Atora suet, McDougall's and Cadbury's baking products, Paxo stuffing mixes and Saxa and Cerebos salt. RHM is the clear leader in each of the grocery markets in which it operates. The division also supplies bulk and part-prepared items, for example flour-based mixes, to foodservice customers. 90 per cent. of Culinary Brands' sales are of branded products, with the remainder being private label goods.

The launch of new Sharwood's Noodle Boxes


NOODLE BOX
Sharwood's
NOODLE BOX
Sharwood's
NOODLE BOX
Sharwood's
350g

Cakes and Customer Partnerships

Cakes and Customer Partnerships combines two RHM business segments under a single management team. RHM is the largest manufacturer of cakes, by sales, for the UK and Irish markets. Our branded cakes are predominantly sold under the Mr Kipling, Cadbury's and Lyons brands. Our Customer Partnerships business segment maintains strategic partnerships with large customers requiring a bespoke service, including Marks & Spencer, for whom we manufacture a wide range of products including chilled ready meals, pies, preserves and pizzas. It also contains RHM's frozen food, industrial preserves, pizza base and Irish distribution businesses.



98%

of British households have at least one RHM branded product in their cupboard


BRANDS

Contents

01 Financial highlights
02 Chairman's comments
03 Chief Executive's operating review
08 Group Finance Director's financial review
12 Consolidated income statement
13 Consolidated balance sheet
14 Consolidated cash flow statement
15 Notes to the financial statements
27 Independent review report to RHM plc
28 Shareholder information
29 RHM contacts and locations

Financial highlights

	26 weeks ended 29 October 2005	26 weeks ended 30 October 2004
Turnover from continuing operations	£739.3m	£736.8m
Operating profit before restructuring costs*	£70.3m	£65.3m
Operating profit after restructuring costs	£55.6m	£113.3m
Dividend per share	5.3p	Nil

RHM's stated ambition is to make better foods for a better life. This recognises that food is an important part of the fabric of life and that RHM will constantly seek to improve its products, making them better to eat, more convenient, healthier and more enjoyable for its consumers.

*Operating profit before restructuring costs ("underlying operating profit") is defined as operating profit from continuing operations before restructuring costs on the IFRS basis of accounting and is considered and used by management to be the underlying measure of operating profit within the Group.

All references to turnover, underlying operating profit and underlying operating margin relate to continuing operations excluding restructuring costs, unless explicitly otherwise stated.

Chairman's comments

A strong management team in place to deliver our strategy



Jan du Plessis
Chairman

"For the most part, RHM's transformation has continued according to plan. Underlying operating profit increased by 7.7 per cent. to £70.3m, on turnover which rose marginally to £739.3m. Although the development of our branded cakes business was disappointing, our Bread Bakeries, Culinary Brands and Customer Partnerships businesses performed well."

The Board of RHM is pleased to report its first set of interim results since the Company's flotation. For the most part, RHM's transformation has continued according to plan. Underlying operating profit increased by 7.7 per cent. to £70.3m, on turnover which rose marginally to £739.3m. Although the development of our branded cakes business was disappointing, our Bread Bakeries, Culinary Brands and Customer Partnerships businesses performed well. This progress is a testament to the strength of our segment-leading brands, the quality of our own label business and the success of our cost reduction programmes, which have delivered almost £20m of savings during the period.

Building profitable, sustainable top line momentum is key to RHM's longer term success. This is particularly true in our branded cakes business, where sales have been disappointing. The Board is committed to improving the performance of this business and the measures detailed today represent important steps towards doing so. While it will take time to restore the profitability of our branded cakes business to historic levels, we will, following the closure this month of our Eastleigh cake bakery, have the benefit of a much more competitive cost base.

I am pleased that we are today able to provide clarity on the Group's pension obligations, following the completion of our triennial pension review. Shareholders will recall that the potential impact of this review was extensively discussed in our prospectus. As a result of the review, RHM's pro forma UK pension deficit under IFRS as at 30 April 2005 has increased by £62m to £197m, net of a deferred tax credit of £84m. More importantly, however, our pension contributions next year will rise to £40m from £32m this year, the best case outcome anticipated at the time of the flotation.

The Board has approved the payment of an interim dividend of 5.3p to shareholders on the Company's register on 23 December 2005. It will be paid on 24 February 2006. This is consistent with the Board's stated intention at the time of the flotation to recommend the payment of not less than £55m in dividends to shareholders in respect of the year ending 29 April 2006.

Since flotation we have welcomed to the Board three new non-executive directors: Michael Baulk, Chairman and Chief Executive of BBDO AMV, Roger Matthews, formerly Group Finance Director of J. Sainsbury PLC and Erhard Schoewel, Executive Vice President of Reckitt Benckiser plc. With their outstanding complementary experience, I am confident that our new non-executive directors are superbly qualified to provide invaluable support to our executive team in the years ahead.

Notwithstanding the progress already made, there remains much to be done to ensure that RHM realises its full potential. We look forward to reporting further progress following completion of the traditionally busier second half of the year.

Jan du Plessis
Chairman

Chief Executive's operating review

An outstanding portfolio of branded products



Ian McMahon
Chief Executive Officer

"The overall improvement in our first half results demonstrates our ability to grow profits in challenging market conditions. Our cost savings drive is on track, with savings of almost £20m achieved in the first half. We have taken action to improve the performance of our branded cakes business, with new management in place, major cost reductions taking effect, and a new product and marketing strategy. We expect to make further progress during the traditionally busier second half of the year. Overall, the expectations of the Board for the full year outcome remain unchanged from the time of the Group's trading update in October."

Total Group

	26 weeks ended 29 October 2005	26 weeks ended 30 October 2004
Turnover	**£739.3m**	£736.8m
Underlying operating profit	**£70.3m**	£65.3m
Underlying operating profit margin	**9.5%**	8.9%

Turnover for the first half of the year of £739.3m was similar to that achieved in the first half of last year.

Branded growth was largely driven by a strong performance from Hovis and Bisto, partially offset by a decline in Mr Kipling. Excluding branded Cakes turnover, which declined by £10.8m, branded turnover rose by 4.8 per cent. Own label turnover was marginally lower, with good growth in chilled ready meals, balanced by lower flour and own label packaged cake sales.

RHM's investment in new product development has continued, with Hovis Invisible Crust, Sharwood's Noodle Boxes, Bisto chilled gravy and McDougall's frozen fruit pies all launched in the first half of the year. The greater than anticipated early success of Hovis Invisible Crust, the UK's first crustless loaf, for which demand is currently exceeding supply, was achieved without the need to implement a planned television advertising campaign. This contributed to advertising and marketing expenditure decreasing marginally in the first half. Promotional activity increased significantly as a consequence of the challenging market environment.

Underlying operating profit increased by 7.7 per cent. to £70.3m. Cost reduction initiatives delivered almost £20m of benefit, in line with the level of savings anticipated at the time of the flotation. This was key to an improvement in underlying operating profit margin, which rose from 8.9 per cent to 9.5 per cent.

Creating a performance driven culture

Cakes

	26 weeks ended 29 October 2005	26 weeks ended 30 October 2004
Turnover	**£108.0m**	£124.3m
Underlying operating profit	**£1.0m**	£7.9m
Underlying operating profit margin	**0.9%**	6.4%

Cakes' turnover declined by 13.1 per cent. to £108.0m.

Avana Bakeries, RHM's whole cake business, which represents approximately 20 per cent. of Cakes' turnover, continues to perform in line with our expectations.

Trading at Manor Bakeries, RHM's small cake and slices business, has however been disappointing, even after taking account of a slowdown in the ambient cake market, which declined by 4.6 per cent. by value and 4.0 per cent. by volume during the 24 weeks ended 29 October 2005.* This decline was particularly acute during the unseasonably warm October, and has led to a higher than normal level of promotional activity in the cakes category.

Initial encouraging results from new Mr. Kipling and Cadbury's Cake products and repackaging towards the end of the last financial year were not sustained, with Mr Kipling sales in particular falling below our previous expectations. Packaging designed to create a more premium feel proved to be less popular with our core customer base at a time when promotional spend was focused on incremental new products rather than core lines. These factors combined to cause a significant decline in demand for the most popular Mr. Kipling products. In total, Manor Bakeries' turnover decreased by £16m, of which £5m reflected the impact of planned lower own label activity.

The underlying operating profit of Cakes reduced from £7.9m to £1.0m, with the impact of the lower level of turnover and increased investment in promotional activity significantly exceeding the benefit of cost saving initiatives.

*Source: IRI Multiples and Co-Ops, 24 weeks ended 29 October 2005.

Driving out costs by taking advantage of scale

Our Cakes performance has been disappointing and we have taken robust action to drive improvement. Senior management changes have been made and we will bring higher quality, more competitive versions of existing products with more effective packaging to market in the first quarter of 2006. We will put the necessary marketing support behind the Mr Kipling brand, and a new Mr Kipling "Delightful" range of lower fat, lower calorie cakes comes on shelf in January. Furthermore, the entire Mr Kipling product range will in future be free of artificial flavourings and colourings.

We have market leading and much loved brands and, following the closure of our Eastleigh bakery this month, a significantly more efficient cost base in the business. These changes are important elements in what will inevitably be a longer process to restore Mr Kipling to full health and are consistent with our strategy of driving cost reduction, whilst investing in the long-term development of our market leading brands through product innovation and consumer-led marketing.

9,000

daily bread deliveries, nationwide

Outlook

With the exception of Cakes, all our businesses have shown the improvement in performance anticipated at the time of our flotation. We will maintain our focus on generating further profit improvement through cost reduction initiatives while driving our leading brands. We anticipate that the higher level of in-store promotional activity evident across the market place in the first half of the year will continue to be a feature of the remainder of the year. This will, in part, be offset by a reduction in planned advertising spend.

The overall improvement in our first half results demonstrates our ability to grow profits in challenging market conditions. Our cost savings drive is on track with savings of almost £20m achieved in the first half. We have taken action to improve the performance of our branded cakes business, with new management in place, major cost reductions taking effect, and a new product and marketing strategy. We expect to make further progress during the traditionally busier second half of the year. Overall, the expectations of the Board for the full year outcome remain unchanged from the time of the Group's trading update in October.

Ian McMahon
Chief Executive Officer

Group Finance Director's financial review

Building stronger customer relationships



Andrew Allner
Group Finance Director

"An important contributor to performance in the first half of the current year has been the Group's success in delivering further cost savings across all areas of the business. Cost savings will again be an important feature in the second half of the year."

Basis of reporting
The results for the six months ended 29 October 2005 have been prepared in accordance with IFRS. The comparative results provided for the first half of last year have been adjusted to demonstrate how they would have been reported had IFRS been adopted for that period.

Pro forma results
The comparison of performance year-on-year has been made more complex by the change of capital structure during the first half of the current year as a consequence of the Group's flotation on the London Stock Exchange, together with the related costs. Accordingly, pro forma numbers are set out below to demonstrate how RHM's performance would have been calculated had RHM's current capital structure been in place from the start of both accounting periods. The changes principally reduce the interest charge, as the Group pays a lower rate of interest on a lower level of borrowings post flotation, and increase the number of shares in issue to reflect the number of shares currently in issue from the beginning of both periods. Restructuring, flotation and refinancing costs have also been excluded.

	26 weeks ended 29 October 2005 £m	26 weeks ended 30 October 2004 £m
Turnover	**739.3**	736.8
Underlying operating profit	**70.3**	65.3
Pro forma finance costs	**(23.0)**	(23.0)
Pro forma profit before tax	**47.3**	42.3
Pro forma tax at 31 per cent.	**(14.7)**	(13.1)
Pro forma profit after tax	**32.6**	29.2
Pro forma number of shares in issue	**346.9m**	346.9m
Pro forma EPS	**9.4p**	8.4p

This analysis shows that pro forma earnings per share have increased by 12 per cent. from 8.4p to 9.4p for the period. We believe that the pro forma increase in earnings per share provides a more meaningful measure of comparative performance than the level of adjusted earnings per share shown in the table of reported results on page 9.

Understanding consumer needs

35%

of mothers remove crusts from their children's sandwiches

Summary of reported results

	26 weeks ended 29 October 2005 £m	26 weeks ended 30 October 2004 £m
Turnover	**739.3**	736.8
Underlying operating profit	**70.3**	65.3
Restructuring (costs)/income	**(14.7)**	48.0
Debt redemption costs	**(78.1)**	–
Finance costs	**(35.8)**	(58.7)
(Loss)/profit before tax	**(58.3)**	54.6
Taxation	**16.6**	113.1
(Loss)/profit after tax	**(41.7)**	167.7
Weighted average number of share in issue	**267.5m**	173.6m
Adjusted EPS	**8.9p**	3.5p

An important contributor to performance in the first half of the current year has been the Group's success in delivering further cost savings across all areas of the business.

Net procurement savings, excluding wheat but after absorbing all energy and purchases cost inflation, amounted to £8m in the first half of the year. Savings were made in all businesses, with significant savings being made in key ingredient purchases, including fruit, eggs and starches.

Higher energy costs will inevitably impact reported net procurement savings in the remainder of the year. Total net procurement savings for the full year are now expected to be around the level reported for the first half. Although the Group has hedged over 90 per cent. of its exposure to energy costs in the second half, overall energy costs are expected to be approximately £11m higher than in the second half of last year. This cost inflation will be largely offset by agreed price increases.

£2m of logistics savings have been realised from a Group-wide initiative to simplify and make more efficient our logistics operations. These logistics savings exclude the impact on costs from increased deliveries and a greater share of convenience store business within Bread Bakeries, which have contributed to an overall net increase in logistics costs of £10m. Our logistics team is now fully operational and an increased rate of savings is expected in the second half.

4.5m

RHM Christmas puddings consumed on Christmas day

Restructuring and rationalisation initiatives, predominantly in the Bread Bakeries and Cakes divisions, generated savings of £7m in the period, in line with the level anticipated at the time of flotation.

Major restructuring initiatives include the Eastleigh bakery closure, headcount reductions and the closure of three mills in Rank Hovis. Full year savings from restructuring and rationalisation are expected to be £14m, the amount indicated at the time of flotation, as we gain benefits from the Eastleigh bakery closure, the mill closures and reduce headcount still further in the second half.

RHM's pension service charge declined by £3m compared with the first half of the previous financial year. This reflects the impact of previously announced changes to the RHM UK pension scheme agreed with our employees. The full benefit of changes implemented in September 2005 will be received in the second half of the year, and savings are estimated to be £8m for the full year, consistent with previous guidance.

The total cost of the flotation was £37.3m, plus an additional £80.8m for early redemption fees on the old financing structure. The cash outflow in the period for early redemption fees was £80.8m, of which £5.6m related to the unwinding of an interest rate financial instrument that was accounted for in the opening balance sheet under IAS 32/39. Of the £37.3m flotation costs, £25.5m has been charged to the share premium account, £8.3m relates to the new financing and is capitalised and amortised over the life of the debt, and £3.5m is taken as an exceptional charge, of which £1.1m was incurred and charged in the previous financial year, and £2.4m in the current year.

Debt redemption costs of £78.1m in the profit and loss account comprise the early redemption fees (£75.2m) and accelerated amortisation of debt issuance fees (£2.9m).

Restructuring costs included in the profit and loss account of £14.7m comprise £12.3m relating to restructuring and rationalisation and £2.4m referred to above, relating to the cost of flotation. The £48m credit in the prior year relates to the combined gain on the pension curtailment and property disposals less restructuring costs.

The finance costs for the first half of the year was £35.8m, a £22.9m reduction on last year, due to the repayment of the unsecured loan stock through the flotation proceeds, and subsequent new lower cost financing structure part of the way through the period.

The forecast effective tax rate for the year ending 29 April 2006, on profit before tax (before restructuring) is 31 per cent. This rate has been applied to the first half profit. The resulting tax charge has then been adjusted for the tax credit at 30 per cent. on deductible restructuring and debt redemption costs. This results in an overall tax credit of £16.6m.

Basic adjusted earnings per share rose to 8.9p from 3.5p for the same period last year, before restructuring costs and debt redemption costs.

Cash flow and borrowings

Net operating cash flow in the period was £37.1m, reflecting the seasonal build up of working capital in the run up to the busier winter and Christmas months, an increase in capital expenditure from the purchase of the Wellingborough mill and a reduction in the level of accruals and provisions for restructuring costs. Capital expenditure for the full year is expected to be £60m.

Over the first half year, the Group's net borrowings reduced by £215.3m from £928.6m to £713.3m, largely unchanged from the pro forma level at the time of flotation, when £475m of new equity and £750m of new term bank facilities were raised. These funds were utilised to repay outstanding senior and secured debt of £556m, unsecured loan notes of £472m, pay a contribution of £110m into the Group pension scheme and pay debt redemption and flotation fees of £117m.

Pensions

At the time of flotation, RHM's pension fund trustees were about to commence a triennial funding valuation of the Group's UK defined benefit pension scheme. The primary purpose of the valuation was to provide a basis for computing company contributions for current service and deficit repayment. Following flotation, RHM made the £110m contribution into the pension scheme referred to above. A further contribution of £15m will be made before the end of this financial year, as previously agreed.

The triennial review has now been completed. After taking account of changes made as a result of the review (which increases the gross deficit by £89m as at 30 April 2005), using the IFRS basis of accounting, and after the additional contributions of £125m referred to above, the UK pension scheme pro forma deficit as at 30 April 2005 was £281m, or £197m net of deferred tax (reported UK gross pension scheme deficit at 30 April 2005 was £317m). After reflecting the market movements in the period and before the additional £15m contribution payable in April 2006, the UK pension scheme deficit as at 29 October 2005 is £309m, or £216m net of deferred tax. Including the impact of the overseas pension schemes, the RHM Group total pension deficit as at 29 October 2005 is £314m, or £220m net of deferred tax.

As a result of the review, the cash contributions made to the RHM pension fund by the Group will increase to £40m in the next full financial year. This is £8m more than the level of contributions estimated for the current year and is the minimum level anticipated at the time of flotation. The contribution level has been set to ensure that the current pension fund deficit is repaid over the next nine years. As previously agreed with the scheme's trustees, increased contributions as a result of changes to mortality assumptions will be phased in over the next five years, and will rise by approximately £5m–£7m per annum. Most of the increase in contributions will be applied to reducing the Group's pension deficit. RHM's annual pension service charge will increase by approximately £1m next year from £11m to £12m.

Balance sheet

The Group's new financing structure and the impact of the triennial pension fund review are reflected in the balance sheet as at 29 October 2005. The other major change compared to 30 October 2004 balance sheet reflects the impact of the sale of Golden West in April 2005 and the corresponding reduction in assets and liabilities.

Andrew Allner
Group Finance Director

13 December 2005

Consolidated income statement for the 26 weeks ended 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Continuing operations				
Revenue	3	**739.3**	736.8	1,527.5
Cost of sales		**(474.3)**	(483.4)	(989.3)
Gross profit		**265.0**	253.4	538.2
Distribution costs		**(146.4)**	(137.4)	(283.8)
Administrative expenses		**(48.2)**	(51.3)	(98.1)
Other operating (expenses)/income		**(0.1)**	0.6	1.9
Operating profit before restructuring costs	3	**70.3**	65.3	158.2
Gain on pension curtailment	4	**–**	47.3	47.3
Gain on sale of properties	4	**–**	21.5	21.7
Other restructuring costs	4	**(12.3)**	(20.8)	(43.9)
Flotation costs	4	**(2.4)**	–	(1.1)
Operating profit		**55.6**	113.3	182.2
Finance costs	5	**(35.8)**	(58.7)	(113.7)
Debt redemption costs	5	**(78.1)**	–	(4.8)
(Loss)/profit on ordinary activities before taxation		**(58.3)**	54.6	63.7
Tax credit on profit on ordinary activities	6	**16.6**	5.7	11.9
Tax credit on pension liability	6	**–**	107.4	95.8
(Loss)/profit for the period from continuing operations		**(41.7)**	167.7	171.4
Discontinued operations				
Profit for the period from discontinued operations	7	**4.8**	9.7	19.5
(Loss)/profit for the period		**(36.9)**	177.4	190.9
Attributable to:				
Equity holders		**(36.9)**	177.3	191.0
Minority interests		**–**	0.1	(0.1)
		(36.9)	177.4	190.9
Earnings per share (expressed in pence)				
Basic				
Continuing operations		**(15.6)**	96.6	99.0
Discontinued operations		**1.8**	5.5	11.3
Total	9	**(13.8)**	102.1	110.3
Diluted				
Continuing operations		**(15.5)**	95.6	97.9
Discontinued operations		**1.8**	5.5	11.2
Total	9	**(13.7)**	101.1	109.1
Proposed dividends	8	**18.3**	–	–

Consolidated balance sheet as at 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Non-current assets				
Property, plant and equipment		**433.2**	476.8	425.3
Goodwill		**151.8**	166.7	150.2
Other intangible assets		**326.9**	328.0	328.3
Investment in associates		**0.5**	0.5	0.4
Other debtors		**1.8**	1.1	0.9
Deferred tax asset		**106.4**	80.3	61.6
		1,020.6	1,053.4	966.7
Current assets				
Inventories		**84.6**	103.7	69.4
Trade and other receivables		**236.0**	257.7	205.5
Deferred tax asset		**23.3**	3.0	14.8
Cash and cash equivalents	10	**33.9**	61.2	87.8
		377.8	425.6	377.5
Non-current assets held for sale		**4.6**	4.1	5.6
		382.4	429.7	383.1
Current liabilities				
Trade and other payables		**297.1**	336.5	283.3
Corporation tax		**3.3**	3.7	2.1
Obligations under finance leases	10	**1.2**	1.4	1.2
Borrowings	10	**0.2**	23.6	20.6
Provisions		**12.1**	14.4	22.1
		313.9	379.6	329.3
Net current assets		**68.5**	50.1	53.8
Total assets less current liabilities		**1,089.1**	1,103.5	1,020.5
Non-current liabilities				
Borrowings	10	**742.5**	1,039.7	990.8
Accruals, deferred income and other creditors		**4.9**	29.8	8.9
Obligations under finance leases	10	**3.3**	4.5	3.8
Pension obligations	11	**314.1**	357.9	321.1
Provisions		**11.9**	16.4	12.7
		1,076.7	1,448.3	1,337.3
Net assets/(liabilities)		**12.4**	(344.8)	(316.8)
Equity				
Called-up share capital		**0.4**	0.2	0.2
Share premium account		**466.7**	17.2	17.2
Own shares		**(1.3)**	–	(0.1)
Other reserves		**0.2**	–	–
Pension reserves		**(314.1)**	(357.9)	(321.1)
Accumulated losses		**(139.6)**	(4.8)	(13.1)
Capital and reserves attributable to the Company's equity holders	12	**12.3**	(345.3)	(316.9)
Minority interests		**0.1**	0.5	0.1
Total equity		**12.4**	(344.8)	(316.8)

Approved by the Board of Directors on 13 December 2005.

Consolidated cash flow statement for the 26 weeks ended 29 October 2005

	Note	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Cash flows from operating activities				
Cash generated from operations	13	**37.1**	(7.9)	117.2
Interest paid		**(40.5)**	(35.4)	(66.5)
Income tax paid – net		**(0.2)**	(4.2)	(5.9)
Net cash from operating activities		**(3.6)**	(47.5)	44.8
Cash flows from investing activities				
Purchases of property, plant and equipment		**(36.8)**	(29.5)	(60.8)
Purchase of intangibles		**(1.9)**	(0.2)	(1.7)
Proceeds from sale of property, plant and equipment		**0.9**	29.0	37.0
Proceeds on disposal of subsidiary		**1.1**	–	78.7
Pension contribution on sale of subsidiary		**(1.0)**	–	(10.6)
Cash disposed of with subsidiary		**–**	–	(6.7)
Interest received		**0.3**	1.3	2.2
Net cash from investing activities		**(37.4)**	0.6	38.1
Cash flows from financing activities				
Issue of shares	2,12	**475.2**	–	–
Share issue costs		**(23.3)**	–	–
Pension contribution		**(110.0)**	–	–
Purchase of treasury shares		**(1.2)**	–	–
Increase in short-term borrowings		**–**	0.8	0.8
Capital element of finance leases		**(0.6)**	(0.7)	(0.8)
Interest element on finance lease		**(0.2)**	(0.2)	(0.4)
Loan repayments		**(1,013.7)**	(100.6)	(203.3)
Refinancing costs	2	**(80.8)**	–	–
Proceeds from new loans		**741.7**	74.5	74.5
Dividends paid to minority interests		**–**	–	(0.2)
Net cash used in financing activities		**(12.9)**	(26.2)	(129.4)
Net decrease in cash and cash equivalents		**(53.9)**	(73.1)	(46.5)
Cash and cash equivalents at the beginning of the year		**87.8**	134.3	134.3
Cash and cash equivalents at the end of the year		**33.9**	61.2	87.8

Notes to the financial statements (unaudited)

1 Basis of preparation and general accounting policies

(a) These interim financial statements have been prepared in accordance with the accounting policies the Group expects to adopt in its 2006 Annual Report. These accounting policies are based on the IASs, IFRSs and IFRIC interpretations that the Group expects to be applicable at that time. The IFRSs and IFRIC interpretations that will be applicable at 29 April 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these interim financial statements. The accounting policies that have been followed within the interim report are the same as those published on 22 July 2005 by the Group within the Price Range Prospectus document which is available on the Group's website www.rhm.com, except for the treatment of financial instruments.

Financial instruments

The Group has adopted IAS 32, "Financial Instruments: recognition and measurement" and IAS 39, "Financial Instruments: presentation and disclosure" from 1 May 2005. In preparing the comparative figures within this report the Group has utilised the exemption under IFRS 1, "First time adoption of IFRS" which permits application of the hedge accounting rules of UK GAAP for comparative figures. As a result the change in accounting policy has no impact on the results of the 26 weeks ending 30 October 2004. The impact on the opening balance sheet at 30 April 2005 is set out in note 14.

The Group has utilised hedge accounting from 1 May 2005 only if the hedge meets the requirements under IAS 39. Fair value movements of financial instruments that do not meet the criteria of IAS 39 are recognised immediately in the income statement.

(b) These interim results are unaudited, but have been reviewed by Group auditors and have been approved by the Board of Directors on 13 December 2005. The consolidated interim financial statements do not constitute statutory accounts as defined by Section 240 of the Companies Act 1985.

For the financial year ending 30 April 2005 RHM prepared its consolidated financial statements under UK Generally Accepted Accounting Principals (UK GAAP). With effect from 1 May 2005, RHM is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRS).

The comparative figures within this report for the full year ended 30 April 2005 are restated for IFRS. Full details of the restatement and reconciliations of the UK GAAP financial information for the year ended 30 April 2005 were published on 22 July 2005 by the Group within the Price Range Prospectus document which is available on the Group's website www.rhm.com.

The results for the 12 months ended 30 April 2005 prepared under UK GAAP received an unqualified audit report from the auditors. A copy of these accounts has been delivered to the Registrar of Companies.

1 Basis of preparation and general accounting policies continued

(c) Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Principal rate of exchange EUR/£	26 weeks to 29 October 2005	26 weeks to 30 October 2004	52 weeks to 30 April 2005
Period end	**1.46660**	1.43670	1.47940
Average	**1.46910**	1.48470	1.46376

2 Refinancing

On 30 June 2005 each of the ordinary shares of £0.01 were subdivided into 10 ordinary shares of £0.001 each.

On 22 July 2005 the Group issued 172,727,273 new ordinary shares listed on the London Stock Exchange at a price of £2.75, giving total proceeds of £475.0m. In addition 1,875,000 ordinary shares were issued for 10p, giving total proceeds of £187,500, in order to satisfy the exercise of an option by a former director.

On 1 July 2005, the Company and RHM Group Holding Limited entered into a multicurrency term and revolving facilities agreement arranged and underwritten by Credit Suisse First Boston and The Royal Bank of Scotland plc whereby the lenders have agreed to provide up to £900m in four facilities:

- Facility A, a term loan of £250m repayable on 31 July 2008 with an interest charge 70 basis points above LIBOR.
- Facility B1, a term loan of £250m repayable by instalments by 30 July 2010 with an interest charge 90 basis points above LIBOR.
- Facility B2, a term loan of £250m repayable on 30 July 2010 with an interest charge 90 basis points above LIBOR.
- Facility C, a multicurrency revolving credit facility of up to £150m.

Facilities A, B1 and B2 were fully drawn down between 22 July 2005 and 30 August 2005.

The Group used the net proceeds from the issue of new shares and funds available under the new facilities to:

- Purchase the unsecured subordinated loan notes (£457.4m) and repay associated accrued interest (£14.3m) totalling £471.7m on 22 July 2005.
- Repay outstanding debt under the senior credit agreement of £98.0m on 22 July 2005.
- Redeem all outstanding secured loan notes amounting to £458.3m on 30 August 2005.
- Settle prepayment cost of £80.8m on early redemption of certain classes of secured loan notes (£75.1m) and closing out of an interest rate swap (£5.7m) in relation thereto on 30 August 2005.
- Make a payment of £110.0m to the trustee of the RHM pension scheme on 19 August 2005. A further payment of £15.0m is due to the trustees by 30 April 2006.

2 Refinancing continued

The debt redemption costs give rise to a £75.2m charge to the income statement, as the £80.8m cash costs are offset by the release of a £5.6m liability already recognised as the fair value of the interest rate swap. This liability arose from the recognition of the fair value of the interest rate swap at 30 April 2005 as part of the transition adjustment resulting from the adoption of IAS 32 and IAS 39 on financial instruments.

The early redemption of senior credit debt and secured loan notes gave rise to accelerated amortisation of associated capitalised debt issuance costs of £2.9m in the period (year ended 30 April 2005: £4.8m).

The costs of the flotation were £37.3m, of which costs incurred in issuing the shares amounting to £25.5m have been charged against the share premium account. Costs of £8.3m incurred in raising the debt have been capitalised and set against the gross value of the debt. A further £3.5m of costs incurred as a result of the listing exercise, but not eligible to be set against the share premium, have been reflected in restructuring costs, of which £1.1m was recognised in the year ended 30 April 2005, and £2.4m in the six months ended 29 October 2005.

3 Segmental analysis

For management purposes the Group is organised into four operating divisions – Bread Bakeries, Culinary Brands Division, Cakes and Customer Partnerships. These four segments are the basis on which the Group reports its primary segment information.

					26 weeks to 29 October 2005 (Unaudited)			
Revenue	Bread Bakeries £m	Culinary Brands £m	Cakes £m	Customer Partnerships £m	Corporate £m	Continuing £m	Discontinued £m	Group £m
Total sales	398.0	126.4	111.0	126.9	–	**762.3**	–	762.3
Inter-segment sales	(12.2)	(3.6)	(3.0)	(4.2)	–	**(23.0)**	–	(23.0)
Sales to third parties	385.8	122.8	108.0	122.7	–	**739.3**	–	739.3
Result								
Operating profit/(loss) before restructuring costs	34.7	31.1	1.0	10.5	(7.0)	**70.3**	–	70.3
Gain on sale of subsidiaries	–	–	–	–	–	**–**	4.8	4.8
Other restructuring costs	(3.1)	(2.6)	(4.8)	(0.1)	(4.1)	**(14.7)**	–	(14.7)
Operating profit/(loss)	31.6	28.5	(3.8)	10.4	(11.1)	**55.6**	4.8	60.4
Finance costs						**(35.8)**	–	(35.8)
Refinancing costs						**(78.1)**	–	(78.1)
(Loss)/profit before income taxation						**(58.3)**	4.8	(53.5)
Tax credit						**16.6**	–	16.6
(Loss)/profit for the year						**(41.7)**	4.8	(36.9)

3 Segmental analysis continued

Revenue	Bread Bakeries £m	Culinary Brands £m	Cakes £m	Customer Partnerships £m	Corporate £m	Continuing £m	Discontinued £m	Group £m
					26 weeks to 30 October 2004 (Unaudited)			
Total sales	390.8	127.7	127.3	120.1	0.1	766.0	62.8	828.8
Inter-segment sales	(16.5)	(4.5)	(3.0)	(5.1)	(0.1)	(29.2)	(0.7)	(29.9)
Sales to third parties	374.3	123.2	124.3	115.0	–	736.8	62.1	798.9
Result								
Operating profit/(loss) before restructuring costs	28.5	26.7	7.9	8.4	(6.2)	65.3	7.6	72.9
Gain on pension curtailment	25.3	5.7	12.1	5.2	(1.0)	47.3	4.1	51.4
Gain on sale of properties	5.8	–	–	–	15.7	21.5	–	21.5
Other restructuring costs	(3.3)	(0.8)	(14.3)	(0.2)	(2.2)	(20.8)	–	(20.8)
Operating profit	56.3	31.6	5.7	13.4	6.3	113.3	11.7	125.0
Finance costs						(58.7)	–	(58.7)
Profit before income taxation						54.6	11.7	66.3
Tax credit/(charge)						113.1	(2.0)	111.1
Profit for the year						167.7	9.7	177.4

4 Restructuring costs

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Gain on pension curtailment	**–**	47.3	47.3
Gain on sale of properties	**–**	21.5	21.7
Other restructuring costs:			
Flotation costs (see note 2)	**(2.4)**	–	(1.1)
Redundancy costs	**(2.5)**	(16.8)	(27.3)
Operational restructuring costs	**(6.1)**	(3.7)	(10.6)
Impairment of tangible fixed assets	**(3.7)**	(0.3)	(6.0)
	(14.7)	48.0	24.0

Redundancy and operational restructuring costs were incurred as a result of the continued implementation of a range of cost reduction initiatives.

During the financial year ended 30 April 2005 a gain on pension curtailment arose due to a change in the level of benefits available through the pension scheme of £49.9m which was offset by the £2.6m cost of performing the review. A further £4.1m gain on curtailment was included within the result for discontinued operations.

5 Financing costs

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Interest expense:			
– bank borrowings	**(11.0)**	(5.6)	(12.9)
– secured bond interest	**(14.6)**	(27.8)	(51.2)
– loan note interest	**(10.4)**	(20.7)	(42.8)
– finance lease interest expense	**(0.2)**	(0.2)	(0.4)
– amortisation of debt issuance costs	**(0.4)**	(2.1)	(4.7)
– other financing charge	**(0.1)**	(3.5)	(3.7)
– other	**–**	(0.1)	(0.1)
Interest receivable:			
– bank interest	**0.4**	1.3	2.1
– fair value gains on financial instruments	**0.5**	–	–
	(35.8)	(58.7)	(113.7)
Debt redemption costs (see note 2)	**(75.2)**	–	–
Accelerated amortisation of debt issuance costs	**(2.9)**	–	(4.8)
	(78.1)	–	(4.8)
	(113.9)	(58.7)	(118.5)

Debt redemption costs relate to early redemption of certain classes of secured loan notes and associated closing out of an interest rate swap (see note 2).

Accelerated amortisation of debt issuance costs is a one-off charge of £2.9m (52 weeks to 30 April 2005: £4.8m) due to the capital restructuring undertaken in the period (see note 2).

6 Taxation

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
UK corporation tax	**–**	0.6	1.2
Overseas tax	**1.4**	0.8	1.7
Total current tax	**1.4**	1.4	2.9
Deferred tax	**(18.0)**	(112.5)	(107.3)
Total tax credit	**(16.6)**	(111.1)	(104.4)
Continuing operations	**(16.6)**	(5.7)	(11.9)
Discontinued operations	**–**	2.0	3.3
Deferred tax asset on pension scheme deficit	**–**	(107.4)	(95.8)
	(16.6)	(111.1)	(104.4)

The tax for the 26 weeks to 29 October 2005 is based on the anticipated effective rate for the year of 31 per cent. applied to profit on ordinary activities before restructuring costs. The resulting tax charge is then adjusted for the expected tax credits on deductible restructuring costs.

7 Discontinued operations

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Revenue	–	62.1	114.8
Expenses	–	(50.4)	(96.2)
Operating profit	–	11.7	18.6
Profit on disposal of discontinued operations	**4.8**	–	4.2
Profit before tax	**4.8**	11.7	22.8
Attributable tax charge	–	(2.0)	(3.3)
Net profit attributable to discontinued operations	**4.8**	9.7	19.5

During the year ended 30 April 2005, the Group disposed of TGP 182 Ltd and its subsidiaries (Golden West Foods Ltd, Golden West Foods NV, STI (UK) Limited, Glassflat Ltd and Heligold SL), known as the Golden West Group, together with RHM Property Company One Ltd, which owned certain assets used by the Golden West Group companies. Heligold SL was sold on 10 March 2005 (loss on disposal £0.6m) and the remainder of the companies on 23 April 2005 (profit on disposal £4.8m). Total proceeds amounted to £78.7m, net assets sold including goodwill were £74.5m, resulting in a profit on disposal of £4.2m. The proceeds were based on an estimate of the working capital at completion, and the profit included provision for certain unresolved liabilities.

During the six months ended 29 October 2005, completion accounts for the Golden West Group were finalised, giving rise to an additional £1.1m proceeds, and the unresolved liabilities were settled with a net release of provisions of £3.7m, giving total additional disposal profits of £4.8m.

8 Dividends

The proposed £18.3m interim dividend for the 52 weeks ended 29 April 2006 of 5.3p per share was approved by the Board of Directors on 13 December 2005 and as such has not been included as a liability as at 29 October 2005. The ex-dividend date for the interim dividend is 21 December 2005, with payment on 24 February 2006.

9 Earnings per share

The reconciliation between Basic and Adjusted EPS, and between the earnings figures used in calculating them, is as follows:

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
(Loss)/profit for the year	**(36.9)**	177.3	191.0
Profit on sale of subsidiaries	**(4.8)**	–	(4.2)
Tax credit on sale of subsidiaries	**–**	–	(5.4)
Pre tax profits from discontinued operations	**–**	(11.7)	(18.6)
Tax charge relating to discontinued operations	**–**	2.0	8.7
Minority interest on discontinued operations	**–**	0.1	(0.1)
(Loss)/profit for the year from continuing operations	**(41.7)**	167.7	171.4
Gain on pension curtailment	**–**	(47.3)	(47.3)
Other restructuring costs	**14.7**	20.8	45.0
Gain on sale of properties	**–**	(21.5)	(21.7)
Debt redemption costs	**75.2**	–	–
Accelerated amortisation of debt issuance costs	**2.9**	–	4.8
Tax credit on adjusting items	**(27.3)**	(6.2)	(13.6)
Tax credit on pension liability	**–**	(107.4)	(95.8)
Profit for the year from continuing operations – adjusted	**23.8**	6.1	42.8
Basic EPS			
Profit on sale of subsidiaries	**4.8**	–	4.2
Tax credit on sale of subsidiaries	**–**	–	5.4
Pre tax profits from discontinued operations	**–**	11.7	18.6
Tax charge relating to discontinued operations	**–**	(2.0)	(8.7)
Minority interest on discontinued operations	**–**	(0.1)	0.1
Profit for the year from discontinued operations	**4.8**	9.6	19.6

9 Earnings per share continued

	26 weeks to 29 October 2005 (Unaudited) million	26 weeks to 30 October 2004 (Unaudited) million	52 weeks to 30 April 2005 million
Average shares used in Basic EPS calculation	**267.5**	173.6	173.2
Dilutive share schemes and options	**1.8**	1.8	1.8
Shares used in Diluted EPS calculation	**269.3**	175.4	175.0

	pence	pence	pence
Basic EPS			
Continuing	**(15.6)**	96.6	99.0
Discontinued	**1.8**	5.5	11.3
	(13.8)	102.1	110.3
Basic Adjusted EPS	**8.9**	3.5	24.7
Diluted EPS			
Continuing	**(15.5)**	95.6	97.9
Discontinued	**1.8**	5.5	11.2
	(13.7)	101.1	109.1
Diluted Adjusted EPS	**8.8**	3.5	24.4

10 Net borrowings

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Cash at bank	**33.9**	61.2	87.8
Unsecured subordinated loan notes	**–**	(414.8)	(457.4)
Senior credit agreement	**–**	(154.5)	(97.1)
Secured loan notes	**–**	(482.4)	(456.2)
Other loans	**(0.6)**	(11.6)	(0.7)
Bank loans	**(742.1)**	–	–
Finance leases	**(4.5)**	(5.9)	(5.0)
Net debt	**(713.3)**	(1,008.0)	(928.6)

Following the listing of the Company on the London Stock Exchange the Group's finances were restructured resulting in the purchase of all outstanding unsecured subordinated loan notes and the redemption of all outstanding secured loan notes. Other loans were restructured and a new credit facility has been put in place (see note 2).

11 Pension obligations

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
Changes in the schemes' net deficit			
Deficit in schemes at the beginning of the period	**(321.1)**	(538.4)	(538.4)
Movement in the period:			
Current service cost – continuing operations	**(7.4)**	(10.7)	(19.3)
Current service cost – discontinued operations	**–**	(0.9)	(1.7)
Curtailment due to benefit change	**–**	54.0	54.0
Curtailment due to disposal of subsidiaries	**–**	–	(3.5)
Increase in liabilities due to redundancy during the year	**(0.3)**	–	(2.2)
Other financing income/(charge)	**0.1**	(3.2)	(3.1)
Employer contributions	**16.4**	24.4	48.0
Special contribution following issue of shares	**110.0**	–	–
Contribution in respect of PPF levy	**0.6**	–	–
Contribution in respect of disposal of subsidiaries	**–**	–	11.6
Contribution in respect of enhanced benefits on redundancy	**–**	–	1.0
Increase in liabilities due to revised mortality assumptions	**(96.0)**	–	–
Other actuarial (loss)/gain	**(16.4)**	116.9	132.5
Deficit in schemes at the end of the period	**(314.1)**	(357.9)	(321.1)
Assumptions			
The major assumptions used by the actuaries were:			
Long-term rate of increase in pensionable salaries	**3.3%**	3.3%	3.2%
Rate of increase in benefits in payment	**3.3%**	3.3%	3.25%
Discount rate	**5.1%**	5.5%	5.4%
Inflation assumption	**2.8%**	2.8%	2.7%
Expected return on assets	**6.5%**	6.7%	6.5%

On 18 August 2005 a special contribution of £110m was made to the UK scheme following the issue of shares and listing of the Company on the London Stock Exchange, in accordance with an agreement with the scheme trustees. Under the terms of this agreement a further payment of £15m is due to be paid by 30 April 2006.

An actuarial review of the UK scheme was conducted by the actuary to the Trustee as at 5 April 2005 to determine funding requirements for current service and repayment of past service deficits. Using similar assumptions for mortality to those used in this review gives rise to an increase in scheme liabilities of £96.0m. This increase, together with an associated increase in deferred tax assets of £28.8m, has been reflected as an actuarial loss within movements on reserves.

12 Reconciliation of movements in shareholders' equity

						26 weeks to 29 October 2005	
	Share capital £m	Share premium account £m	Own shares £m	Share-based incentive plan £m	Pension reserve £m	Accumulated losses £m	Total £m
At 30 April 2005	0.2	17.2	(0.1)	–	(321.1)	(13.1)	(316.9)
IAS 32 and IAS 39 restatement (see note 14)	–	–	–	–	–	(4.1)	(4.1)
	0.2	17.2	(0.1)	–	(321.1)	(17.2)	(321.0)
Share issue (see note 2)*	0.2	475.0	–	–	–	–	475.2
Share issue costs (see note 2)	–	(25.5)	–	–	–	–	(25.5)
Profit/(loss) for the period	–	–	–	–	119.4	(156.3)	(36.9)
Exchange differences	–	–	–	–	–	0.2	0.2
Pension mortality	–	–	–	–	(96.0)	28.8	(67.2)
Other actuarial loss	–	–	–	–	(16.4)	4.9	(11.5)
Purchase of own shares	–	–	(1.2)	–	–	–	(1.2)
Share based incentive plan	–	–	–	0.2	–	–	0.2
At 29 October 2005	**0.4**	**466.7**	**(1.3)**	**0.2**	**(314.1)**	**(139.6)**	**12.3**

*On 22 July 2005 the Group issued 172,727,273 new ordinary shares listed on the London Stock Exchange at a price of £2.75, giving total proceeds of £475.0m. In addition 1,875,000 ordinary shares were issued for 10p, giving total proceeds of £187,500, in order to satisfy the exercise of an option by a former director.

Total shares of 348,227,273 are in issue as at 29 October 2005.

					26 weeks to 30 October 2004	
	Share capital £m	Share premium account £m	Own shares £m	Pension reserve £m	Accumulated losses £m	Total £m
At 1 May 2004	0.2	17.2	–	(538.4)	(119.4)	(640.4)
Profit for the period	–	–	–	63.6	113.7	177.3
Exchange differences	–	–	–	–	0.9	0.9
Actuarial gain	–	–	–	116.9	–	116.9
At 30 October 2004	0.2	17.2	–	(357.9)	(4.8)	(345.3)

13 Reconciliation of cash flow from operating activities

	26 weeks to 29 October 2005 (Unaudited) £m	26 weeks to 30 October 2004 (Unaudited) £m	52 weeks to 30 April 2005 £m
(Loss)/profit for the year	**(36.9)**	177.4	190.9
Adjustments for:			
Tax credit	**(16.6)**	(111.1)	(104.4)
Depreciation and impairment of property, plant and equipment	**29.1**	29.9	61.2
Amortisation of intangibles	**0.7**	0.8	2.4
Loss/(profit) on disposal of property, plant and equipment	**0.5**	(21.6)	(21.0)
Profit on disposal of subsidiaries	**(4.8)**	–	(4.2)
Net pension charge less contributions	**(8.4)**	(66.8)	(80.8)
Share based incentive plan	**0.2**	–	–
Finance costs	**35.8**	58.7	113.7
Debt redemption costs	**78.1**	–	4.8
Operating cash flow before working capital movements	**77.7**	67.3	162.6
(Increase)/decrease in inventories	**(15.2)**	(13.0)	8.5
Increase in trade and other receivables	**(30.6)**	(60.9)	(24.4)
Increase/(decrease) in trade and other payables	**16.1**	(9.3)	(41.9)
(Decrease)/increase in provisions for liabilities and charges	**(10.9)**	8.0	12.4
Cash generated from operations	**37.1**	(7.9)	117.2

14 IAS 39 transition balance sheet

The Group adopted IAS 32 "Financial Instruments: presentation and disclosure" and IAS 39 "Financial Instruments: recognition and measurement" from 1 May 2005. In the preparation of the comparative figures within this report under IFRS, the Group applied the hedge accounting rules of UK GAAP, taking advantage of the exemption under IFRS 1 "First time adoption of IFRS". Under this exemption interest rate swaps, commodity and foreign exchange contracts that were previously accounted for as fair value hedges under UK GAAP were not measured at fair value within the financial statements. On adoption of IAS 39 the difference between the financial instruments previously reported carrying value and their fair value has been reflected within opening retained earnings. The effect is to increase the Group's liabilities by £5.8m, with an associated deferred tax asset of £1.7m, giving a net increase in net liabilities at 1 May 2005 of £4.1m.

IAS 39 requires the Group to recognise transitional adjustments in accounting for its financial instruments. This affects the treatment of the Group's commodity contracts, foreign exchange contracts and interest rate swaps, which were previously treated as cash flow hedges of forecasted transactions and were not recognised prior to their date of settlement. These instruments are considered to be non-qualifying hedging instruments at the date of transition, and have been recognised at fair value.

14 IAS 39 transition balance sheet continued

Restatement of consolidated balance sheet to include IAS 32 and IAS 39

	30 April 2005 £m	IAS 39 transition adjustment £m	Restated including IAS 39 £m
Non-current assets	966.7		966.7
Current assets			
Inventories	69.4		69.4
Trade and other receivables	205.5		205.5
Deferred tax asset	14.8	1.7	16.5
Cash and cash equivalents	87.8		87.8
	377.5	1.7	379.2
Non-current assets held for sale	5.6		5.6
	383.1	1.7	384.8
Current liabilities			
Trade and other payables	283.3	5.8	289.1
Corporation tax	2.1		2.1
Obligations under finance leases	1.2		1.2
Borrowings	20.6		20.6
Short-term provisions	22.1		22.1
	329.3	5.8	335.1
Net current assets	53.8	(4.1)	49.7
Total assets less current liabilities	1,020.5	(4.1)	1,016.4
Non-current liabilities	1,337.3		1,337.3
Net liabilities	(316.8)	(4.1)	(320.9)
Equity			
Called-up share capital	0.2		0.2
Share premium account	17.2		17.2
Own shares	(0.1)		(0.1)
Pension reserves	(321.1)		(321.1)
Accumulated losses	(13.1)	(4.1)	(17.2)
Capital and reserves attributable to the Company's equity holders	(316.9)	(4.1)	(321.0)
Minority interests	0.1		0.1
Total equity	(316.8)	(4.1)	(320.9)

Independent review report to RHM plc

Introduction
We have been instructed by the company to review the financial information for the 26 weeks ended 29 October 2005 which comprises the Group income statement, the Group balance sheet, the Group cash flow statement and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in the accounting policies note, the next annual financial statements of the Group will be prepared in accordance with accounting standards adopted for use in the European Union. This interim report has been prepared in accordance with the basis of presentation and accounting policies stated in the interim report.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in the basis of preparation, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards adopted for use in the European Union. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 29 April 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom.
A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied.
A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the 26 weeks ended 29 October 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London

13 December 2005

Shareholder information

Financial calendar

2005

21 December	Ex-div date for the interim dividend
23 December	Record date for the interim dividend

2006

24 February	Payment date for the interim dividend
29 April	Year end
29 June	Announcement of the full year results for the year to 29 April 2006
29 June	Final dividend proposed
5 July	Ex-div date for final dividend
7 July	Record date for final dividend
26 September	2006 Annual General Meeting
29 September	Payment of final dividend

Corporate website – investor relations

RHM's corporate website provides access to a wide range of information including: current and historic share price information, recent announcements, financial reports and investor presentations. This can be accessed via the Investor Relations section of the corporate website: www.rhm.com

Shareholder services and helpline

The Company has appointed Lloyds TSB Registrars as its Registrar to manage and maintain the shareholder register and to pay dividends. A range of shareholder information is available on line at www.shareview.co.uk, including practical help on transferring shares or updating personal details. Shareholders can also check their shareholding and register to receive information and documents electronically. Alternatively if you have any queries concerning your shareholding you can contact the Registrar by telephone or by post at the following address:

Lloyds TSB Registrar
The Causeway
Worthing
West Sussex
BN99 6DA

Shareholder helpline	0870 600 3970 (available business days between 8.30 am and 5.30 pm)
Overseas callers	+44 121 415 7047
Website	www.shareview.co.uk

Registered Office

RHM plc
Chapel House
Liston Road
Marlow
Buckinghamshire
SL7 1TJ

Telephone	+44 (0)1628 478484
Facsimile	+44 (0)1628 478404
Website	www.rhm.com

Make a promise to create an ahh! Night for your family.

< Complete the pledge form overleaf


aah!

This Autumn, Bisto, the nation's favourite gravy, launched a major advertising and promotional campaign, "aah! Night", designed to encourage the British public to "make a pledge" to go home on time one night a week and share a home-cooked meal with family and friends. Create your own aah! Night in two easy steps:

Step 1
Life's bound to throw up obstacles to your aah! Night. So draw a line in the sand and make a firm commitment to make it happen. Simply sign this pledge certificate and place it somewhere your family will see it regularly, such as the fridge door.

Step 2
Need some inspiration for your aah! Night? Want something that will have your loved ones racing to the dinner table? Check out our quick, easy and delicious recipes on our website (www.aahnight.co.uk/recipes) that are guaranteed to get your family off the couch and united round the table.

Contract

I The UNDERSIGNED

Do Solemnly Promise To You: My Family,

more QUALITY time spent together as one. Catching up, chatting about the stuff of life, doing what families do. Which is why I make this pledge. To change my routine and set aside ONE NIGHT A WEEK where I leave work on time/come home on time and sit up at the table, eating proper food with a PROPER BISTO GRAVY.

TOGETHER WITH YOU, MY FAMILY, MY OWN.

And So Here Forth,
From This Day Forward,
This Night will Be

'AAH NIGHT'

aah! BISTO

SIGNED ____________________ SIGNED ____________________

SIGNED ____________________ SIGNED ____________________

RHM contacts and locations

RHM plc

Head Office
Chapel House
Liston Road
Marlow
Bucks SL7 1TJ

British Bakeries Division

Head Office
Hovis Court
PO Box 527
69 Alma Road
Windsor
Berkshire SL4 3HD

Mills

Andover
Barry
Glasgow
Manchester
Rotherham
Selby
Southampton
Wellingborough

Bakeries

Avonmouth
Belfast
Birmingham
Bradford
Byfleet
Eastleigh
Erith
Forest Gate
Glasgow
Greenford
Newcastle upon Tyne
Nottingham
Plymouth
Mitcham
Southall
Wigan

Culinary Brands Division

Head Office
Bourne Business Park
6 Dashwood Lang Road
Addlestone
Surrey KT15 2HJ

Manufacturing

Bristol
Droylsden
Middlewich
Reading
Stoke-on-Trent
Wythenshawe

Cake and Customer Partnerships

Head Office
Third Floor
Minton Place
Victoria Street
Windsor
Berks SL4 1EG

Cake Bakeries

Carlton
Moreton
Rogerstone
Stoke-on-Trent

Customer Partnerships Manufacturing

Bexhill on Sea
Doncaster
Flint
Gillingham
Leicester
Rogerstone

[redacted]

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Issuer: RHM plc
File No. 82-34951

Company Number 3946774

Company Name in full RHM plc

Date of this return

The information in this return is made up to

Day	Month	Year
0 1	0 3	2 0 0 6

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office

Show here the address **at the date of this return.**

Chapel House, Liston Road

*Any change of registered office **must** be notified on form 287.*

Post town: Marlow

County / Region: Buckinghamshire

UK Postcode: SL7 1TJ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7487

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

f the register of members is not kept at the registered office, state here where it is kept.

LLoyds TSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex — UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	X	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title:

Forename(s): Thomas Jerome Peter

Surname: Murphy

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address. ☐

Address ††: 9 One Tree Lane

Post town: Beaconsfield

County / Region: Buckinghamshire — UK Postcode: HP9 2BU

Country: United Kingdom

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	16 12 1953
Forename(s)	Andrew James
Surname	Allner
Address †† ☐	9 The Crescent , Barnes
Post town	London
County / Region	
UK Postcode	SW13 0NN
Country	United Kingdom
Nationality	British
Business occupation	Finance Director/Chartered Accountant

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	27 10 1943
Forename(s)	Michael Robert Gordon
Surname	Baulk
Address †† ☐	Cawsand Place , West Drive , Wentworth
Post town	Virginia Water
County / Region	Surrey
UK Postcode	GU25 4NE
Country	United Kingdom
Nationality	British
Business occupation	Director

BLUEPRINT 2000

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	2 2 0 1 1 9 5 3
Forename(s)	Jan
Surname	du Plessis
Address †† ☐	7 Westfield Road
Post town	Beaconsfield
County / Region	Buckinghamshire
UK Postcode	HP9 1EG
Country	
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	2 1 0 2 1 9 5 6
Forename(s)	Richard Peter
Surname	Hanson
Address †† ☐	Low Wood House,, 24 Blackhills,
Post town	Esher
County / Region	Surrey
UK Postcode	KT10 9JW
Country	England
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	11 06 1954
Forename(s)	Roger John
Surname	Matthews
[X] **Address ††**	33 Holborn
Post town	London
County / Region	
UK Postcode	EC1N 2HT
Country	United Kingdom
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	03 11 1952
Forename(s)	Ian Reid
Surname	McMahon
[ ] **Address ††**	The Gate House, Burfield Road
Post town	Old Windsor
County / Region	Berkshire
UK Postcode	SL4 2LH
Country	United Kingdom
Nationality	British
Business occupation	Chief Executive

BLUEPRINT 2000

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	0 9 0 2 1 9 4 9
Forename(s)	Erhard Hans Josef
Surname	Schoewel
☐ **Address ††**	22 Ashe House , Clevedon Road
Post town	Twickenham
County / Region	Middlesex
UK Postcode	TW1 2TT
Country	United Kingdom
Nationality	British
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	
Forename(s)	
Surname	
☐ **Address ††**	
Post town	
County / Region	
UK Postcode	
Country	
Nationality	
Business occupation	

BLUEPRINT 2000

ssued share capital

nter details of all the shares in issue t the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	348,227,273	£348,227.27
Totals	348,227,273	348,227.27

List of past and present shareholders

use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed		X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed Thomas [signature] **Date** 22/3/06

† Please delete as appropriate.

† a ~~director~~ / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

This return includes 0 continuation sheets.

(enter number)

The Company Secretary's Office, RHM Group Limited,
Chapel House, Liston Road, Marlow, Buckinghamshire,
SL7 1TJ Tel

DX number DX exchange

BLUEPRINT 2000

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Doc re. Interim Report
Released	14:33 06-Jan-06
Number	5804W

RHM plc (the "Company")

6 January 2006

INTERIM REPORT FOR THE 26 WEEKS TO 29 OCTOBER 2005

Copies of the above document have been submitted to the UK Listing Authority and will shortly be available for inspection at:-

Document Viewing Facility
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	14:23 11-Jan-06
Number	7890W

RHM plc (the 'Company')

11 January 2006

HOLDING IN COMPANY

The Company received a notification on 10 January 2006 from Merrill Lynch & Co., Inc. that as of 5 January 2006 it had an interest in 30,871,824 ordinary shares of 0.1p each in the Company, representing approximately 8.87% of the Company's issued ordinary share capital.

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	11:39 18-Jan-06
Number	0983X

RHM plc (the 'Company')

18 January 2006

HOLDING IN COMPANY

The Company received a notification on 17 January 2006 from Merrill Lynch & Co., Inc. that as of 11 January 2006 it had an interest in 27,433,626 ordinary shares of 0.1p each in the Company, representing approximately 7.88% of the Company's issued ordinary share capital.

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Issuer: RHM plc
File No. 82-34951

Go to market news section

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	14:49 26-Jan-06
Number	5085X

RHM plc (the 'Company')

26 January 2006

HOLDING IN COMPANY

The Company received a notification on 25 January 2006 from Barclays PLC that as of 19 January 2006 it had an interest in 10,687,514 ordinary shares of 0.1p each in the Company, representing approximately 3.07% of the Company's issued ordinary share capital.

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	15:56 13-Feb-06
Number	3411Y

RHM plc (the 'Company')

13 February 2006

HOLDING IN COMPANY

The Company received a notification on 13 February 2006 from Barclays PLC that as of 8 February 2006 it had an interest in 14,014,106 ordinary shares of 0.1p each in the Company, representing approximately 4.02% of the Company's issued ordinary share capital.

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Director/PDMR Shareholding
Released	17:09 13-Mar-06
Number	7264Z

RHM plc (the 'Company')

13 March 2006

DIRECTOR/PDMR SHAREHOLDING

The Company received notification on 10 March 2006 of the following information relating to the interests of Mr Richard Hanson in the ordinary shares of 0.1p (the "Shares") of RHM plc.

Following various adjustments in the beneficial ownership interests in the Shares held by the entities associated with Doughty Hanson & Co Limited, in respect of carried interest entitlements as envisaged by the listing prospectus, Mr Hanson has an interest in 3,289,617 Shares which is made up as follows:

1.2 07,903 Shares are registered in the name of Officers Nominees Limited as bare nominee with beneficial ownership belonging to Mr Hanson.

2.3 ,081,714 Shares are registered in the name of a number of nominee companies in the table listed below but are beneficially owned by Rothschild Trust Corporation as Trustees of the R P Hanson 2000 Settlement of New Court, St. Swithin's Lane, London EC2P 4DU (the "Trust"). The Trust is a discretionary family trust of which Mr Hanson is a potential beneficiary of any distributions made by the trustees. This interest was acquired on 28 July 2005 and had a cash equivalent value of £8,474,713.

The nominee companies and the relevant number of Shares held on behalf of the Trust are as follows:

Doughty Hanson & Co III Nominees 1 Limited	528,872
Doughty Hanson & Co III Nominees 2 Limited	60,968
Doughty Hanson & Co III Nominees 3 Limited	1,057,167
Doughty Hanson & Co III Nominees 4 Limited	229,991
Doughty Hanson & Co III Nominees 5 Limited	67,117
Doughty Hanson & Co III Nominees 6 Limited	149,452
Doughty Hanson & Co III Nominees 7 Limited	102,502
Doughty Hanson & Co III Nominees 8 Limited	18,450
Doughty Hanson & Co III Nominees 9 Limited	69,454
Doughty Hanson & Co III Nominees 10 Limited	84,573
Doughty Hanson & Co III Nominees 11 Limited	142,558
Doughty Hanson & Co III Nominees 12 Limited	141,516
Doughty Hanson & Co III Nominees 13 Limited	142,964
Doughty Hanson & Co III Nominees 14 Limited	133,406
Doughty Hanson & Co III Nominees 15 Limited	133,232
Doughty Hanson & Co III Nominees 16 Limited	17,378
Doughty Hanson & Co A Nominees Limited	2,114

The total interests of Doughty Hanson and its affiliates and of the funds and shareholdings managed by it, following this announcement, remain unchanged at 92,686,201 Shares, representing

26.61per cent of the issued share capital of the Company.

END

END

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©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	12:31 23-Mar-06
Number	2803A

RHM plc (the 'Company')

23 March 2006

HOLDING IN COMPANY

The Company received a notification today from Barclays PLC that as of 20 March 2006 it had an interest in 17,741,931 ordinary shares of 0.1p each in the Company, representing approximately 5.09% of the Company's issued ordinary share capital.

END

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London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

©2006 London Stock Exchange plc. All rights reserved

Regulatory Announcement

Go to market news section

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Holding(s) in Company
Released	16:25 12-Apr-06
Number	4675B

RHM plc (the 'Company')

12 April 2006

HOLDING IN COMPANY

The Company received a notification on 11 April 2006 from Barclays PLC that as of 7 April 2006 it had an interest in 21,148,771 ordinary shares of 0.1p each in the Company, representing approximately 6.07% of the Company's issued ordinary share capital.

END

END

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©2006 London Stock Exchange plc. All rights reserved

Issuer: RHM plc
File No. 82-34951

Company	RHM plc
TIDM	RHM
Headline	Trading Statement
Released	07:00 24-Apr-06
Number	8439B

24 April 2006

RHM plc

Pre-Close Period Trading Update

RHM plc, one of the largest food companies in the UK and Ireland and the home of Hovis, Bisto, Mr Kipling and Sharwood's, issues the following update prior to entering the close period ahead of its preliminary results for the year ending 29 April 2006, which are scheduled to be announced on 29 June 2006.

Trading

Results for the full year are anticipated to be in line with the Board's expectations at the time of our interim statement in December, with an improved performance being achieved in the second half of the year.

Turnover from continuing operations for the year ending 29 April 2006 ("FY06") is expected to be around two per cent. ahead of that achieved in the year ended 30 April 2005 ("FY05"). The Board is confident that operating profit from continuing operations before restructuring costs ("EBITA") for the full year will be in excess of £170m (FY05: £158.2m).

Bread Bakeries has performed well during the second half. Good top line growth has been driven by the strength of the Hovis brand, further market share gains following the "Healthiest Ever Hovis" relaunch, price increases, distribution wins and successful new product introductions, including Hovis Invisible Crust and, most recently, an upgraded Hovis Granary bread range. As anticipated at the time of our interim statement, these benefits have in part been offset by increased distribution costs.

Culinary Brands delivered an improved level of sales growth in the second half, with Bisto performing strongly following an excellent response to our "aah night!" advertising campaign. A Sharwood's "Go East" themed advertising and promotional campaign was launched in the final quarter of the financial year to reinvigorate our Asian food business. Culinary Brands' EBITA for the second half will reflect the phasing of FY06 advertising, which will be over £4m higher than in the first half, and, as indicated at the time of our interim results, the impact of an industry-wide increase in in-store promotional activity levels.

Customer Partnerships has sustained the momentum established in the first half. The business continues to benefit from increased sales levels, particularly in chilled ready meals, and further efficiency gains.

The planned actions taken to improve profitability in Manor Bakeries have resulted in a much improved Cakes financial performance in the second half of the year. The closure of the Eastleigh bakery and transfer of production to our Carlton site was completed on time in December and the anticipated level of consequent cost savings has been achieved. All Mr Kipling cakes are now free of artificial colours and flavours, many recipes have been upgraded and new packaging has been introduced across the range. The Mr Kipling "Delightful" range of lower fat, lower calorie cakes was introduced as planned in January and has received a positive initial consumer response. A new Mr Kipling promotional strategy has been implemented and a nationwide sampling campaign is currently under way.

It is too early to conclude whether the issues affecting Mr Kipling have been successfully addressed. We are, however, encouraged by the success of our cost saving initiatives, satisfactory Christmas and Easter trading periods and a slow down in the rate of decline of branded cake sales.

Over £3m of marketing spend previously expected to be deployed on Cakes television advertising during the second half has been tactically reallocated to in-store and other promotional activity on a short term basis. Consequently, total Group expenditure on advertising and marketing in FY06 remains at a similar level to that in FY05. The Board remains committed to increasing long term investment behind the Group's brands in FY07.

Cost Reduction Initiatives

Our procurement and logistics cost reduction initiatives will deliver combined full year savings of approximately £28m, before utility cost increases, in line with the Board's expectations at the time of the interim statement.

Restructuring and rationalisation benefits are now anticipated to total around £19m, £5m more than previously anticipated, with new cost reduction programmes delivering incremental benefits. Associated restructuring costs are expected to total just over £30m, in line with previous guidance.

RHM's utility costs have increased in the year by approximately £11m, of which around £9m related to the second half of the year. This increase has been broadly offset by price increases and by private label volume growth in Customer Partnerships.

Pensions

Pension service costs have reduced by £8m in the year with a reduction of £5m in the second half, as previously anticipated.

Recent movements in bond yields and stock markets have positively impacted our UK pension fund deficit, which has reduced from £309m, or £216m net of deferred tax, at 29 October 2005 to approximately £215m, or £150m net of deferred tax, as at 31 March 2006.

Financing

Net interest costs for the full year are expected to be approximately £57m. This equates to approximately £43m on a pro forma basis, i.e. assuming that the current capital structure, which was implemented post IPO, had been in place for all of FY06.

Dividends

The Board reiterates its commitment made at the time of the IPO to recommend the payment of not less than £55m in dividends to shareholders for the year ending 29 April 2006.

Ian McMahon, Chief Executive Officer of RHM plc, said:

"We will deliver a satisfactory overall outcome for the year. Bread Bakeries' excellent performance is being driven by its market-leading success in building the Hovis brand. Bisto has been the outstanding contributor to Culinary Brands' growth. The continued progress of Customer Partnerships highlights the strength of our customer relationships and focus on cost reduction. Much progress remains to be made at Manor Bakeries but at this early stage we are encouraged by the response to the actions we have taken to improve Cakes' performance."

ENQUIRIES

RHM +44 (0) 1628 478 484
Andrew Allner, Group Finance Director
John McIvor, Director of Investor Relations and Industry Strategy

Financial Dynamics +44 (0)20 7269 7121
Andrew Lorenz
Richard Mountain
Sally Lewis

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